UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Share Purchase and Sale Agreement

On September 17, 2024, Psyence Biomedical Ltd. (the “Company”) entered into an agreement (the “Purchase Agreement”) with Psyence Group. Inc. (“PGI”). Pursuant to the Purchase Agreement, the Company has agreed to acquire from PGI shares in a single class with a par value of US$0.01 of Psyence Labs Ltd. (“Psylabs”), a private company focused on the production of psychedelic active pharmaceutical ingredients and extracts. Such shares represent approximately 11% of Psylabs’ issued and outstanding equity (the “Transaction”). The completion of the Transaction is subject to the fulfilment, or waiver, of certain conditions, including board approvals, regulatory approvals, a satisfactory due diligence process, and the achievement of a pre-defined product development milestone by PsyLabs by no later than October 31, 2024.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and which is incorporated herein by reference.

On September 19, 2024, the Company issued a press release announcing the terms of the Purchase Agreement. A copy of the press release is furnished hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Purchase and Sale Agreement, dated as of September 17, 2024, by and among Psyence Biomedical Ltd., Psyence Group. Inc. and Psyence UK Group Ltd.
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 20, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director